[LETTERHEAD OF TAT TECHNOLOGIES LTD.]


Mr. Lyn Shenk
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

October 29, 2008

                      RE:  RE: TAT TECHNOLOGIES LTD.
                           FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2007 FORM 6-K FILED AUGUST 15, 2008
                           FILE NUMBER: 000-16050


Dear Mr. Shenk:

We are submitting this letter in response to the written comments of the Staff of the Securities and Exchange Commission (the "Staff") in a letter addressed to Mr. Yaron Shalem, Chief Financial Officer of TAT Technologies Ltd. (the "Company"), dated September 29, 2008, with respect to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2007 (the "Form 20-F") and Form 6-K filed on August 15, 2008.

The paragraphs below are numbered to correspond to the Staff's comments as set forth in your letter dated September 29, 2008. In each instance, we have repeated your comment in italics and boldface and set forth our response in plain type below the relevant comment.

FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2007
----------------------------------------------

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS, PAGE 25
-------------------------------------------------------------
A. OPERATING RESULTS PAGE 25
----------------------------
OVERVIEW, PAGE 26
-----------------

    1. WE NOTE FROM THE SEGMENT NOTE (NOTE 13) OF THE NOTES TO THE FINANCIAL STATEMENTS THAT "GROSS PROFIT" AND "OPERATING INCOME" FOR EACH SEGMENT AS A PERCENTAGE OF ITS REVENUES DIFFER BETWEEN THE SEGMENTS. IN THIS REGARD, PLEASE ADDRESS ON AN OVERVIEW BASIS THE SIGNIFICANT FACTORS AFFECTING THESE RATIOS OF EACH SEGMENT AND THE COMPARABILITY OF SUCH RATIOS BETWEEN SEGMENTS. ADDITIONALLY, ADDRESS ANY KNOWN TRENDS, DEMANDS AND UNCERTAINTIES AFFECTING OR THAT WILL AFFECT THE RESULTS OF OPERATIONS, LIQUIDITY OR CASH REQUIREMENTS OF EACH SEGMENT, PARTICULARLY IN VIEW OF CIRCUMSTANCES THAT MAY BE ADDRESSED IN DISCLOSURES ASSOCIATED WITH THE FOLLOWING TWO COMMENTS. WE BELIEVE THE DISCLOSURES INDICATED ABOVE AND IN THE FOLLOWING TWO COMMENTS WILL HELP INVESTORS BETTER UNDERSTAND YOUR OPERATIONS AND THE CONTRIBUTIONS BY EACH SEGMENT TO YOUR CONSOLIDATED RESULTS.

     We will in the future revise our overview in response to this comment to provide the following additional disclosure:

     We provide a variety of services and products to the aerospace industry and report our revenues for these services and products under three segments:
     (i) OEM products (ii) MRO services and (iii) parts, each with the following characteristics:

     - Our OEM activities primarily relate to the manufacture and sale of a broad range of heat transfer components (such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers) used in mechanical and electronic systems on-board commercial, military and business aircraft. We also manufacture and sell other environmental control and cooling systems and a variety of other electronic and mechanical aircraft accessories and systems such as pumps, valves, power systems and turbines.

     - Our MRO services include the remanufacture, overhaul and repair of heat transfer equipment and other aircraft components, APUs, propellers and landing gear. Our Limco-Piedmont subsidiary operates four FAA certified repair stations, which provide aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

     - Our parts segment focuses on the sale of APU parts propellers and landing gear. We offer parts services for commercial, regional and charter airlines and business aircraft owners.

     We are reliant on the commercial and military aircraft industries. Any downturn in these industries could decrease demand for our services and products and negatively impact our financial condition. The commercial airline industry is cyclical and has historically been subject to fluctuations due to general economic and political conditions, such as fuel and labor costs, price competition, downturns in the global economy and national and international events.

     Our cost of revenues for OEM products and MRO services consists of component and material costs, direct labor costs, shipping expenses, overhead related to manufacturing and depreciation of manufacturing equipment. Our cost of revenues for parts services consists primarily of the cost of the parts and shipping expenses. Our gross margin is affected by the proportion of our revenues generated from MRO services, OEM products and parts services.

     Our revenues from MRO services and OEM products generally have higher gross margins than from parts services, where the historical gross margins are generally lower. The manufacture of OEM products and the provision of MRO services require higher level of expertise, associated labor and initial investments than does the provision of parts services. These factors and the long-term relationships we have maintained with our customers generate higher margins.

     The principal factors that affect the operating income of our three segments in addition to their gross profit, is the amount we expend for selling and marketing expenses and general and administrative expenses. We believe that our selling and marketing expenses will increase in the future in accordance with our plans to grow the business of these segments, along with our intention to decrease general and administrative expenses.

     Our selling and marketing expenses for our MRO services have continued to grow during the last three years due to our increased sales in this segment and our efforts to grow this business segment. We expect that our MRO selling and marketing expenses will continue to increase in the future with the expected growth of this segment. Our selling and marketing expenses for our OEM products have been relatively stable during the last three years, consistent with the sales growth of this segment. We expect that our OEM selling and marketing expenses will increase in the future in accordance with our expected efforts to grow this business segment. Our selling and marketing expenses for our parts services have increased during the last three years as this segment has grown, but such expenses are significantly lower than for our other two segments. We believe that such expenses will increase in the future in accordance with our intent to grow this business segment.

     Our general and administrative expenses have grown in recent years as a result of the initial public offering of our Limco-Piedmont subsidiary and our expenditures with respect to Sarbanes-Oxley compliance. The general and administrative expenses of our MRO services segment have also increased due to the growth of this segment and the necessary growth in general and administrative expenditures. Our general and administrative expenses for our OEM products segment have increased during the last three years, increasing significantly in 2007. In addition to the factors explained above, the increase in general and administrative expenses of our OEM segment expenses is also attributable to increased salary expenses including bonuses and expenditures with respect to Sarbanes-Oxley compliance. Our general and administrative expenses for our parts services segment were relatively stable during the last three years. The limited increase in such expenses is due to the growth of this segment. We expect that our general and administrative expenses as a percentage of revenues will decline in the future with our anticipated growth in revenues.


YEAR ENDED DECEMBER 31, 2007 COMPARED WITH YEAR ENDED DECEMBER 31, 2006, PAGE 32
--------------------------------------------------------------------------------

    2. PLEASE DISCLOSE THE COST OF REVENUES OF EACH SEGMENT AS A PERCENTAGE OF ITS REVENUES FOR EACH PERIOD REPORTED. ACCOMPANY THIS WITH DISCLOSURE OF THE REASONS FOR VARIANCES THEREIN BETWEEN COMPARATIVE PERIODS FOR EACH SEGMENT. FOR EXAMPLE, WE NOTE THAT COST OF REVENUES AS A PERCENT OF RELATED REVENUES WAS 71.3%, 73.5% AND 77.6% FOR MRO SERVICES, 70.8%, 68.0% AND 64.7% FOR OEM
    PRODUCTS, AND 81.5%, 84.5% AND 69.3% FOR PARTS SERVICES FOR 2007, 2006 AND 2005, RESPECTIVELY.

     We will in the future revise our discussion in response to this comment to provide the following additional disclosure.

Cost of revenues. Cost of revenues increased to $65.2 million for the year ended December 31, 2007 from $57.6 million for the year ended December 31, 2006, an increase of 13.0%. The increase in cost of revenues was primarily attributable to the increase in our OEM and MRO services revenues and the significant increase in parts services revenues, resulting in increased costs. Cost of revenues as a percentage of revenues after eliminating intercompany transactions decreased to 73.5% in the year ended December 31, 2007 from 74.3% for the year ended December 31, 2006, primarily as a result of our continued efforts to improve our operating efficiencies. We expect that our cost of revenues will increase in 2008 consistent with the expected increase in our revenues. All of the following cost of revenues data reflect the elimination of inter-company transactions.

         Cost of revenues for MRO services. Cost of revenues for MRO services increased to $35.2 million for the year ended December 31, 2007 from $32.2 million for the year ended December 31, 2006, an increase of 9.3%, primarily as a result of our increased revenues, resulting in increased costs. Cost of revenues as a percentage of revenues decreased to 71.3% in the year ended December 31, 2007 from 73.5% for the year ended December 31, 2006, primarily as a result of our efforts to improve the profitability of our MRO services segment. We expect that our cost of revenues for MRO services will increase in 2008 consistent with the expected increase in our revenues and increased labor costs.

         Cost of revenues for OEM products. Cost of revenues for OEM products increased to $13.4 million for the year ended December 31, 2007 from $12.6 million for the year ended December 31, 2006, an increase of 4.7%, primarily as a result of our increased revenues. Cost of revenues as a percentage of revenues increased to 70.8% in the year ended December 31, 2007 from 68.0% for the year ended December 31, 2006, primarily as a result from a change in the product mix and increased production costs in 2007. We expect that our cost of revenues for OEM products will increase in 2008 consistent with the expected increase in our revenues and increased labor costs.

         Cost of revenues for parts services. Cost of revenues for parts services increased to $16.6 million for the year ended December 31, 2007 from $12.8 million for the year ended December 31, 2006, an increase of 29.7%, primarily as a result of our increased parts revenues. Cost of revenues as a percentage of revenues decreased to 81.5% in the year ended December 31, 2007 from 84.5% for the year ended December 31, 2006, primarily as a result of our efforts to improve the profitability of our parts segment during 2007. We expect that our cost of revenues for parts services will vary from year to year and period to period due to the high degree of volatility in this segment.

    3. FOR CONSISTENCY WITH THE INFORMATION PRESENTED IN YOUR SEGMENT NOTE, PLEASE INCLUDE A COMPARATIVE ANALYSIS OF OPERATING INCOME FOR EACH SEGMENT FOR EACH PERIOD REPORTED.

We will in the future provide the following additional disclosure in response to this comment:

The presentation of operating income data is after elimination of intercompany transactions of $1.6 million in the year ended December 31, 2007 and $1.3 million in the year ended December 31, 2006 and net of corporate general and administrative expenses of $5.0 million in the year ended December 31, 2007 and $2.8 million in the year ended December 31, 2006.

Operating income. Operating income decreased to $8.8 million for the year ended December 31, 2007 from $9.7 million for the year ended December 31, 2006, a decrease of 9.6%. The decrease in operating income was primarily attributable to an increase in general and administrative expenses and to a lesser extent to an increase in selling and marketing expenses in 2007. The increased expenses were primarily attributable to the initial public offering of our Limco-Piedmont subsidiary, expenditures with respect to Sarbanes-Oxley compliance and increased salary expenses.

          Operating income for MRO services. The operating income of our MRO services segment increased to $10.1 million for the year ended December 31, 2007 from $8.7 million for the year ended December 31, 2006, an increase of 15.5%, primarily as a result of the increase in revenues of this segment, offset in part by the increase in general and administrative and selling and marketing expenses in 2007. Operating income as a percentage of revenues increased slightly to 20.5% in the year ended December 31, 2007 from 20.0% for the year ended December 31, 2006.

          Operating income for OEM products. The operating income of our OEM products segment decreased to $2.5 million for the year ended December 31, 2007 from $3.7 million for the year ended December 31, 2006, a decrease of 32.2%, primarily as a result of an increase in general and administrative expenses attributable to this segment in 2007. The increase in expenses resulted from increased salary expenses including bonuses, and expenditures with respect to Sarbanes-Oxley compliance. As a result of these increased expenses, operating income as a percentage of revenues decreased to 10.6% in the year ended December 31, 2007 from 16.5% for the year ended December 31, 2006.

         Operating income for parts services. The operating income of our parts services segment increased to $2.8 million for the year ended December 31, 2007 from $1.3 million for the year ended December 31, 2006, an increase of 108%, primarily as a result of the increased revenues and profitability of this segment. Operating income as a percentage of revenues increased to 13.7% in the year ended December 31, 2007 from

8.6% for the year ended December 31, 2006, primarily as a result of an increase in the absolute gross profit arising from the increased revenues.


B. LIQUIDITY AND CAPITAL RESOURCES, PAGE 40
-------------------------------------------

    4. IN THE FOURTH PARAGRAPH ON PAGE 41 YOU DISCLOSE THAT CAPITAL EXPENDITURES FOR 2007 OF $6.3 MILLION WERE FUNDED BY CASH FLOW FROM OPERATIONS. HOWEVER, CASH FLOW FROM OPERATING ACTIVITIES FOR 2007 WAS ONLY $804 THOUSAND. PLEASE CLARIFY.

We will in the future revise the disclosure in the fourth paragraph in response to this comment as follows.

Capital expenditures for the years ended December 31, 2007, 2006 and 2005 were approximately $6.3 million, $1.7 million and $1.1 million, respectively. These capital expenditures were principally for the purchase of equipment for our OEM and MRO facilities. We funded these expenditures from our cash flow from financing activities in 2007 and in 2006 and 2005 from our cash flows from operations. We expect that our capital expenditures for 2008 will decrease and will be primarily for expanded capabilities and capacity for our OEM and MRO services. We expect that our available cash and cash equivalents and cash flow that will be generated from operations will be sufficient to enable us to fund our future capital expenditures.

CASH FLOWS, PAGE 41
-------------------

    5. PLEASE DISCUSS IN TERMS OF CASH THE SIGNIFICANT FACTORS AND ASSOCIATED UNDERLYING REASONS THAT CONTRIBUTED TO THE MATERIAL CHANGES IN CASH PROVIDED BY OPERATING ACTIVITIES BETWEEN COMPARATIVE PERIODS. NOTE THAT REFERENCES TO LINE ITEMS (OR CHANGES THEREIN) IN THE STATEMENTS OF CASH FLOWS, AS IN YOUR PRESENT DISCLOSURE, DO NOT PROVIDE A SUFFICIENT BASIS FOR AN INVESTOR TO ANALYZE THE IMPACT ON CASH. REFER TO SECTION IV.B.1 OF "INTERPRETATION:
    COMMISSION GUIDANCE REGARDING MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AVAILABLE ON OUR WEBSITE AT HTTP://WWW.SEC.GOV/RULES/INTERP/33-8350.HTM FOR GUIDANCE.

We will in the future revise the disclosure in the fourth paragraph in response to this comment as follows.

CASH FLOWS

The following table summarizes our cash flows for the periods presented:

                                                           YEAR ENDED DECEMBER 31,
                                                   -----------------------------------
                                                               (IN THOUSANDS)
                                                   -----------------------------------
                                                      2007        2006         2005
                                                   ----------  ----------  -----------
Net cash provided by operating activities......... $     804   $   5,153   $   4,140
Net cash used in investing activities.............   (24,719)     (2,283)     (5,511
Net cash provided by (used in) financing
activities........................................    33,267      (4,091       1,276
Net increase (decrease) in cash and cash
equivalents.......................................     9,352      (1,221)        (95)
Cash and cash equivalents at beginning of period..     5,762       6,983       7,078
                                                   ----------  ----------  -----------
Cash and cash equivalents at end of period........ $  15,114   $   5,762   $   6,983
                                                   ==========  ==========  ===========


Our cash and cash equivalents increased significantly in 2007 as a result of the initial public offering of our Limco-Piedmont subsidiary and the net cash provided from this financing activity. We received proceeds of $50 million, net of issuance costs, of which $8.7 million was received from our sale of 855,000 shares of common stock of Limco-Piedmont in the offering. Our receipt of these proceeds was the primary reason that our cash and cash equivalents grew to $15.1 million at December 31, 2007 from $5.8 million at December 31, 2006.

Net cash provided by operating activities was approximately $0.8 million, $5.2 million and $4.1 million for the years ended December 31, 2007, 2006 and 2005, respectively. Net cash provided by operating activities for the year ended December 31, 2007 was primarily attributable to our net income of $31.97 million, which was offset by a $26.2 million capital gain that we recognized as a result of our sale of shares of Limco-Piedmont in connection with its initial public offering in July 2007, depreciation and amortization of $2.03 million, a $3.3 million increase in inventories, a $0.99 million increase in trade receivables, a $1.6 million decrease in other accounts payable and accrued expenses and a $0.96 million decrease in trade payables. The increase in trade receivables in 2007, resulted primarily from the increased revenues. We believe that in 2008 our trade receivables will increase as a result of increased revenues, but we intend to enhance our collection efforts in order to reduce the number of days outstanding for our receivables. The decrease in trade and other payables in 2007 resulted from the significant increase in these balances in 2006 that were paid for during 2007, partially from the proceeds of Limco-Piedmont offering. We believe we will maintain these levels of trade and other payables in 2008. The increase in inventories in 2007 resulted from purchases of inventories in relatively large quantities sufficient to support long term contracts, enabling us to enjoy relatively lower prices. We believe that we will lower our inventory levels in coming years unless otherwise economically justified.

Net cash provided by operating activities for the year ended December 31, 2006 was primarily attributable to our net income of $6.1 million, depreciation and amortization of $1.8 million, an increase in other accounts payable and accrued expenses of $510,000, a $2.6 million increase in trade payables, which was offset by a $2.6 million increase in trade receivables, and a $2.5 million increase in inventories. Net cash provided by operating activities for the year ended December 31, 2005 was primarily attributable to net income of $3.5 million, depreciation and amortization of $1.4 million, a decrease in trade receivables of $0.9 million and an increase in other accounts payable and accrued expenses of $0.45 million, which was offset by an increase in inventories of $1.4 million and a decrease in trade payables of $1.0 million.

Net cash used in investing activities was approximately $24.8 million for the year ended December 31, 2007, compared to net cash used in investing activities of approximately $2.3 million for the year ended December 31, 2006 and net cash used in investing activities of approximately $5.5 million for the year ended December 31, 2005. Of the cash used in investing activities in the year ended December 31, 2007, approximately $6.3 million was used for the purchase of property and equipment, primarily production equipments and building improvements, $28.8 million was used for the purchase by Limco-Piedmont of auction rate tax-exempt securities. In addition $8.7 million proceeds were received from our sale of shares of Limco-Piedmont in connection with its initial public offering in July 2007. Of the cash used in investing activities in the year ended December 31, 2006, approximately $1.7 million was used for the purchase of property and equipment, primarily production equipments and building improvements and $1.0 million was attributable to bank deposits. The cash used in investing activities in the year ended December 31, 2005 was primarily for the acquisition of Piedmont Aviation.

Net cash provided by financing activities was approximately $33.3 million for the year ended December 31, 2007, compared to net cash used in financing activities of approximately $4.1 million for the year ended December 31, 2006 and net cash provided by financing activities of approximately $1.3 million for the year ended December 31, 2005. In the year ended December 31, 2007, the net cash provided was primarily attributable to the initial public offering of Limco-Piedmont in July 2007. In October 2007, we distributed a cash dividend of approximately $2.6 million, and in July 2007, we repaid all of our then outstanding long-term loans in the aggregate amount of $8.0 million. In the year ended December 31, 2006, net cash used in financing activities was primarily attributable to our payment of a cash dividend of $1.2 million and the repayment of $3.0 million of long-term loans. In the year ended December 31, 2005, net cash provided was primarily attributable to an increase in proceeds from long-term loans of $12.0 million used in the purchase of Piedmont, the distribution of a cash dividend of $1.1 million and the repayment of $9.7 million of long-term loans.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, PAGE F-10
-----------------------------------------------------
NOTE 1.C - GENERAL. PAGE F-10
-----------------------------

    6. PLEASE EXPLAIN TO US AND DISCLOSE HOW THE $26.4 MILLION GAIN RELATED TO LIMCO-PIEDMONT WAS COMPUTED.

   As a result of the initial public offering of Limco-Piedmont, we recorded a gain of $26.4 million. Of such gain, $21.7 million was attributable to the dilution of our holdings in Limco-Piedmont from 100% to approximately 62% following the issuance of shares to the public and $4.7 million was attributable to the gain we recorded as a result of our sale of 855,000 shares of common stock of Limco-Piedmont for total proceeds of $8.7 million (net of issuance expenses), the recorded cost of which was $4 millions.



NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES, PAGE F-14
--------------------------------------------------
C. PRINCIPLES OF CONSOLIDATION. PAGE F-14
-----------------------------------------

    7. PLEASE DISCLOSE YOUR ACCOUNTING FOR INVESTMENTS IN LESS THAN WHOLLY-OWNED ENTITIES, FOR EXAMPLE, LIMCO-PIEDMONT.

The consolidated financial statements include, on a consolidated basis, the accounts of Limco-Piedmont, a majority-owned subsidiary, over which the Company has control and over 50% of ownership. Inter-company balances and transactions, including profits from inter-company sales not yet realized outside the company, have been eliminated upon consolidation.



1. REVENUE RECOGNITION, PAGE F-19
---------------------------------

    8. YOUR DISCLOSURES INDICATE THAT YOU HAVE MULTIYEAR, FIXED PRICE CONTRACTS FOR YOUR OEM CUSTOMERS AND CUSTOMERS FOR MRO SERVICES. PLEASE DISCLOSE THE BASIS UPON WHICH REVENUE IS ALLOCATED UNDER SUCH RESPECTIVE CONTACTS AND HOW ASSOCIATED COSTS ARE RECOGNIZED. INCLUDE IN YOUR DISCLOSURE HOW LOSSES ASSOCIATED WITH SUCH RESPECTIVE CONTRACTS ARE DETERMINED AND RECOGNIZED. PROVIDE US WITH A COPY OF YOUR INTENDED REVISED DISCLOSURE.

We will in the future revise the disclosure in note 2 - Significant Accounting Policies - Revenue Recognition, in response to this comment as follows:

The Company generates its revenues from the sale of products (the OEM segment) and from providing MRO services (remanufacture, repair and overhaul services and long-term service contracts) and parts services. Revenues from the sale of products and services are recognized in accordance with Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements" ("SAB No. 104") when persuasive evidence of an arrangement exists, delivery of the product has occurred, provided the collection of the resulting receivable is probable, the price is fixed or determinable and no significant obligation exists. The Company does not grant a right of return.

Revenues from product sales are recognized when a product is shipped (and title passes) to the customer.

Revenues from multi-year, fixed price contracts for OEM customers are recognized when a product is shipped (and title passes) to the customer.

Revenues from remanufacture, repair and overhaul (MRO) services are recognized as services are performed, at the time when the customer-owned material is shipped back to the customer.

Revenues from maintenance contracts are accounted according to FASB Technical Bulletin No. 90-1 (Amended), "Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts". Accordingly, revenues from maintenance contracts are recognized over the contract period in proportion to the costs expected to be incurred in performing services under the contract. We estimate the costs that are expected to be incurred based on our experience with the total costs incurred and to be incurred on contracts of this nature. The cost incurred related to the maintenance contracts are not incurred on a straight-line basis, as the timing to provide the maintenance services is dependent on when parts under these contracts require maintenance, therefore we accrue revenue based on anticipated margins per contract as costs are incurred. These revenues are then compared to actual results and adjusted to either deferred revenue for results greater than historical estimates or expensed in those cases of performance less than historical estimates. These accounts are reviewed monthly and adjusted as needed based on cost structures.

Royalty revenues from sales of products developed with the Company's intellectual property, technology and technical assistance are recognized when the related sales are made

NOTE 3 - INVENTORIES, PAGE F-27
-------------------------------

    9. PLEASE EXPLAIN TO US THE REASON FOR THE INCREASE IN THE SPARE PARTS INVENTORY TO $6.9 MILLION AT DECEMBER 31, 2007 FROM $795 THOUSAND AT DECEMBER 31, 2006.

We discovered a classification mistake in our presentation (Inventories, page F-27). Our inventories classification for 2006 should have been as follows:

                                           DECEMBER 31,
                                          ------------
                                2007                          2006
                                ----                          ----
                                         (in thousands)
Raw material                  $ 5,940                      $  6,679
Work in process                15,340                        12,311
Spare parts assemblies          6,862                         5,864
Finished goods                     47                            74
                              -------                      --------
                              $28,189                      $ 24,928

NOTE 13 - SEGMENT AND MAJOR CUSTOMER INFORMATION, PAGE F-42
-----------------------------------------------------------

    10. PLEASE EXPLAIN TO US AND DISCLOSE THE REASON FOR THE COMPARATIVELY HIGHER AMOUNT OF GENERAL AND ADMINISTRATIVE EXPENSES OF THE OEM SEGMENT RELATIVE TO THE OTHER SEGMENTS AS A PERCENTAGE OF SEGMENT REVENUES, AND THE BASIS OF ATTRIBUTION OF SUCH EXPENSES TO THE RESPECTIVE SEGMENTS.

    Our OEM segment primarily includes the operations of TAT Technologies, which is based in Israel, while the MRO and part segments include the U.S.-based operations of Limco-Piedmont. The general and administrative expenses of the OEM segment are comparatively higher than those of the other two segments due to higher salaries of general and administrative personnel and in 2007, such expenses also included bonuses paid in connection with the initial public offering of Limco-Piedmont, management fees received from subsidiaries that were cancelled in 2007 as well as management fees that were paid under an agreement that terminated in 2007.

FORM 6-K FILED AUGUST 15, 2008
------------------------------

    11. WE NOTE YOUR DISCLOSURE THAT A DECREASE IN THE NET EARNINGS OF LIMCO-PIEDMONT WAS DUE IN PART TO AN INVENTORY ADJUSTMENT. PLEASE QUANTIFY FOR US THE AMOUNT OF, AND EXPLAIN TO US THE CIRCUMSTANCES ASSOCIATED WITH, THIS ADJUSTMENT.

    During the first and second quarters of 2008 Limco-Piedmont was in the start-up phases of the production of new OEM products for customers. During this time scrap was generated that was ultimately removed from work in process and moved to cost of goods sold as these units were completed and shipped to the customers. These initial units had lower gross margins than what we anticipate will generate from future sales. The scrap amount that was removed from work in process was approximately $300,000.


Please be advised that we acknowledge that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please do not hesitate to contact me at 011-972-8-8595411, or our counsel, Steven J. Glusband, at 212-238-8605.



                                            Very truly yours,

                                            /s/Yaron Shalem
                                            Yaron Shalem
                                            Chief Financial Officer




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